Jason L. Kropp

+1 617 526 6421 (t)

+1 617 526 5000 (f)

jason.kropp@wilmerhale.com

FOIA Confidential Treatment Request

The entity requesting confidential treatment is:

Amdocs Limited

c/o Amdocs, Inc.

1390 Timberlake Manor Parkway

Chesterfield, MO 63017

Attn: Elizabeth W. McDermon

Secretary, Amdocs Limited

314-212-8328

April 3, 2014

VIA EDGAR AND HAND DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Patrick Gilmore

Re:	Amdocs Limited

Form 20-F for the Fiscal Year Ended September 30, 2013

Filed December 9, 2013

File No. 001-14840

Ladies and Gentlemen:

On behalf of our client Amdocs Limited (“Amdocs” or the “Company”), we are submitting the following responses of the Company to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in a letter dated March 11, 2014 from Mr. Patrick Gilmore, Accounting Branch Chief. The comment letter relates to the Company’s Annual Report on Form 20-F for the fiscal year ended September 30, 2013 filed December 9, 2013 (the “Form 20-F”).

As discussed with Ms. Sweeney, this letter repeats the text of our March 25, 2014 letter on this subject; however, we have limited the scope of the Company’s Rule 83 confidential treatment request.

For convenient reference, we have included below each of the Staff’s comments set forth in the comment letter and have keyed the Company’s responses to the numbering of the comments and the headings used in the comment letter. All of the responses are based on information provided to us by representatives of the Company.

Wilmer Cutler Pickering Hale and Dorr LLP, 60 State Street, Boston, Massachusetts 02109

Beijing  Berlin  Boston  Brussels  Denver  Frankfurt  London  Los Angeles  New York  Oxford  Palo Alto  Waltham  Washington

U.S. Securities and Exchange Commission

April 3, 2014

Form 20-F for the Fiscal Year Ended September 30, 2013

Consolidated Financial Statements

Note 16 – Contingencies

Legal Proceedings, page F-29

1.	We note recent news articles regarding pending proceedings and arbitration with T-Jat Systems (2006) Ltd. Please provide us with a summarized timeline of the significant events pertaining to this matter. Tell us how you evaluated any related contingent loss disclosures related to this matter considering the guidance in ASC 450-20-50.

Response:	T-Jat Systems (2006) Ltd. (“T-Jat”) is a small Israeli company with fewer than a dozen employees. The following is a summarized timeline of significant events regarding pending proceedings and arbitration with T-Jat through the date of this letter. The Company believes that various recent public and media reports concerning these proceedings contain numerous factual inaccuracies and do not fairly present the matters at issue.

District Court Litigation

On July 31, 2013, T-Jat sued Amdocs Software Systems Limited, the Company, Amdocs Inc., and Singapore telecommunications carrier Singapore Telecommunications Limited (“SingTel”) in the District Court for the Southern District of New York. T-Jat initially sought a temporary restraining order (“TRO”) and preliminary injunction prohibiting the marketing and sale of several Amdocs products, including software for a downloadable cell-phone app called “LoopMe” (which had been delivered to SingTel), as well as software for a separate downloadable cell-phone app called “UC.” The District Court issued a two-week TRO relating to discovery issues (which has since expired), but did not enjoin any sale of Amdocs’ products. The District Court litigation has been stayed pending resolution of the arbitration between T-Jat and Amdocs discussed below.

AAA/ICDR Arbitration

On September 4, 2013, T-Jat filed a demand for arbitration with the American Arbitration Association International Centre for Dispute Resolution against Amdocs Software Systems Limited, and as of November 8, 2013, against Amdocs Software Systems Limited, the Company and Amdocs, Inc. T-Jat has asserted claims for breach of contract, copyright infringement, trade secret misappropriation, unfair competition, unjust enrichment, and tortious interference with prospective business advantage. Amdocs has asserted counterclaims for breach of the covenant of good faith and fair dealing and tortious interference with prospective business relations.

U.S. Securities and Exchange Commission

April 3, 2014

Rule 83 Confidential Treatment Request by Amdocs Limited Request #1

[**].

Hearing - Accused Amdocs Products. There were two accused products at issue in the hearing: LoopMe (for SingTel Singapore) and UC (Amdocs’ generic unified communications platform). The LoopMe app was developed by Amdocs for SingTel. A contract between Amdocs and T-Jat covered the development by T-Jat of portions of the back-end server used to support the LoopMe app. T-Jat claims that Amdocs breached the contract by allowing LoopMe to be distributed by SingTel subsidiary, SingTel Idea Factory, and also by allowing the app to be distributed “over the top” (i.e., to users worldwide, including users who were not SingTel cell-phone network subscribers). Amdocs counters that the OEM agreement does not restrict which SingTel entity is allowed to distribute LoopMe, and that the OEM agreement covers world-wide distribution of the app given that it provided a “perpetual” license to Amdocs for an “unlimited number of users for use.”

Regarding the UC product, T-Jat contends that Amdocs committed copyright and trade secret violations when it developed a competitor product to LoopMe, UC. T-Jat’s copyright claim is based on its U.S. Registered Copyright to source code that had been written for portions of LoopMe. Amdocs contends that T-Jat has not shown literal or non-literal copying of any T-Jat source code, algorithms, or other proprietary information. T-Jat also asserted misappropriation of nine purported trade secrets against Amdocs – Amdocs argues that T-Jat has failed to identify those trade secrets with particularity, failed to show that the trade secrets were protectable, and also failed to show any copying or misappropriation of any trade secret.

Hearing - Amdocs’ Counterclaims. Amdocs presented evidence to support its counterclaims that T-Jat filed the initial lawsuit on July 31, 2013 in a deliberate attempt to cause damage to Amdocs and its relationship with SingTel. Amdocs showed evidence that T-Jat made material misrepresentations in its District Court filings. [**].

Hearing – T-Jat’s Damages. [**], after the filing of the Company’s Annual Report on 20-F. [**]. Amdocs put forth evidence that T-Jat is entitled to, at best, nominal damages for LoopMe because there were only a total of 755 downloads of the (free) LoopMe app from all carriers, the app was made available by SingTel only through Apple and Google app stores (and downloaders of the app

U.S. Securities and Exchange Commission

April 3, 2014

had to register with SingTel), and the app was only functional for a few weeks before being shut down by SingTel. T-Jat did not provide legal support for the argument that a single download of a free app using a carrier could be compensable by an award of[**].

[**]. Amdocs further argued that there have been no other sales of UC or related products, and thus there is no basis for any further damages for UC. T-Jat has again not provided legal support for the argument that it is entitled to damages based on products that have never been commercialized and sales that have not yet been made.

T-Jat has also sought injunctive relief against the UC product. Amdocs has argued that no injunctive relief is warranted because T-Jat’s claims are meritless, and even in the remote possibility they had merit, T-Jat cannot show irreparable harm because they are seeking damages for the same purported injury.

Next steps. [**]

Amdocs Limited respectfully requests that the bracketed information contained in Request #1 be treated as confidential information and that the Commission provide timely notice to Elizabeth W. McDermon, Secretary, Amdocs Limited, c/o Amdocs, Inc., 1390 Timberlake Manor Parkway, Chesterfield, MO 63017, telephone 314-212-8328, before it permits any disclosure of the bracketed information contained in Request #1.

Evaluation of Disclosure

Amdocs considers legal contingencies in the preparation and filing of its annual and quarterly financial statements. It does so in accordance with ASC 450-20 to determine whether there are any loss contingencies that could have a material impact on its consolidated financial position, results of operations or cash flows and, if so, whether such loss contingencies are probable or reasonably possible and whether this loss or range of losses can be reasonably estimated. Based on the these considerations and in accordance with ASC 450-20, Amdocs determines whether a loss accrual and/or a loss contingency disclosure are required.

With respect to each known legal proceeding, Amdocs, together with its external legal advisors, makes an initial assessment of the proceeding, including the claims alleged, any specified demand for damages and other relevant factors, to determine the likelihood that the matter could have a material impact on its consolidated financial statements. This initial assessment is updated at least quarterly based on procedural and other developments in the case, such as the discovery process, factual investigation of the claims, legal analysis, motion proceedings, settlement discussions and reports of expert witnesses.

U.S. Securities and Exchange Commission

April 3, 2014

As part of the Company’s quarterly closing process, members of the legal department meet with members of the finance department to review, among other things, Amdocs’ existing loss accruals for identified legal proceedings and to assess, whether any changes to existing loss accruals or any new loss accruals are needed, and whether a disclosure or a change to a previously disclosed contingency is required. This meeting also takes into account advice provided by the Company’s external legal advisors. The conclusion is then reviewed and approved by the Company’s Group Controller and General Counsel. The Company continues to monitor developments in the pending proceedings through the financial statements’ filing date and considers the need for disclosures.

For the T-Jat matter, Amdocs followed its processes as described above. Consistent with these processes, Amdocs determined, prior to the filing of its Annual Report on Form 20-F (and, subsequently, prior to the filing of its Quarterly Report on Form 6-K for the fiscal quarter ended December 31, 2013), that T-Jat does not have legal or factual support for its requested damages and that the likelihood of an excessive damages award is, at best, remote. Amdocs believed at the time of the filing of its Annual Report on 20-F, and it continues to believe, that both the range of reasonably possible losses and a realistic worst-case assessment of damages in this matter are not material to the Company’s financial condition and, accordingly, no financial statement disclosure was required. (Amdocs had revenue of $3.35 billion, net income of $412.4 million and cash flows from operations of $670.5 million in the fiscal year ended September 30, 2013.).

The Company will continue to carefully monitor the developments of this claim and will make all the necessary disclosures in its consolidated financial statements if the estimated loss or range of loss becomes material.

2.	You disclose that the Company believes that the results of any such contingencies, either individually or in the aggregate, will not have a material adverse effect on the Company’s financial position, results of operations or cash flows. Please tell us what consideration was given to disclosing an estimate of reasonably possible losses in excess of amounts accrued, if material, or that such an estimate of the possible loss or range of loss cannot be made. Refer to paragraphs 3 through 5 of ASC 450-20-50.

Response: In evaluating whether a contingency should be disclosed, the Company considers the guidance in paragraphs 3 through 5 of ASC 450-20-50, which requires a contingency to be disclosed if there is at least a reasonable possibility that a loss or an additional loss may have been incurred, and either an accrual is not made because any of the conditions in paragraph 450-20-25-2 are not met, or an exposure to loss exists in excess of the amount accrued, pursuant to the provision of paragraph 450-20-30-1. At the time when it filed the 2013 20-F,

U.S. Securities and Exchange Commission

April 3, 2014

the Company determined there were no contingent losses, either accrued or reasonably possible of loss that could have a material adverse impact on its results of operations, financial condition, or cash flows, which required disclosure.

The Company’s process in determining whether a potential loss contingency is to be accrued or disclosed under ASC 450, includes considering such matters as the procedural status and developments of legal proceedings, any specified demands for damages, opinions of third-party experts, documentary evidence and testimony of witnesses, potential opportunities to dispose of the matter before trial (for example, a motion to dismiss or summary judgment), the status of, or likelihood for engaging in, mediation proceedings, the amount of time remaining before trial, arbitration or mediation, the status and course of discovery, an assessment of recent decisions in comparable cases, if any, whether the parties have made any settlement offers, Amdocs’ judgment about the reasonableness of such offers, and the input of internal and outside legal counsel concerning the likelihood of success at trial or in arbitration and potential damages.

* * * * *

Lastly, as requested by the Staff, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned (617-526-6421) or Robert A. Schwed (212-937-7276) of this firm with any questions regarding this response letter.

Very truly yours,

/s/ Jason L. Kropp

Jason L. Kropp